Exhibit 12.1

Omeros Corporation

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	For the nine months ended September 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
	(in thousands, except share data)
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(22,020)	$(21,089)	$(23,827)	$(23,091)	$(22,777)	$(7,366)
Add fixed charges	1,441	2,596	834	697	692	587
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—

Loss before fixed charges	$(20,579)	$(18,493)	$(22,993)	$(22,394)	$(22,085)	$(6,779)

Fixed Charges:
Interest expense	$1,057	$1,948	$280	$151	$91	$—
Amortization of debt expense	166	254	55	—	—	—
Estimate of interest expense within rental expense	218	394	499	546	601	587
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$1,441	$2,596	$834	$697	$692	$587

Deficiency of earnings available to cover fixed charges	(22,020)	(21,089)	(23,827)	(23,091)	(22,777)	(7,366)